
January 31, 2011

Richard Azani
Chief Executive and Chief Financial Officer
A5 Laboratories, Inc.
10300 Chemin de la Cote-De-Liesse
Lachine, Quebec, H8T 1A3

> **Re: A5 Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 13, 2011**
> **File No. 333-138927**

Dear Azani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Controls and Procedures, page 21

1. Please amend your form 10-K to provide the disclosures set forth in Item 308(a) of Regulation S-K related to your annual report on internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, Page 1

2. Please amend your Form 10-K to provide an audit report for the fiscal year ended September 30, 2009. Your current audit report opines only on the fiscal year ended September 30, 2010 and for the period from June 21, 2006 (inception) to September 30, 2010. See Rule 8-02 of Regulation S-X.

3. We note the Form 8-K filed on January 13, 2011 discloses the Board of Directors appointed Berman on January 10, 2011 and the audit report date is January 12, 2011. Please explain to us when Berman & Company, P.A. (Berman) performed its audit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Ryan C. Milne for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services